SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(AMENDMENT NO. (     ))*

China Distance Education Holdings Limited

(Name of Issuer)

American Depositary Shares

(Title of Class of Securities)

16944W104

(Cusip No.)

DECEMBER 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 16944W104	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Artson Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 7,481,797
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 7,481,797
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,481,797
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.29%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP NO. 16944W104	13G	Page 3 of 5 Pages

Item 1	(a).	Name of Issuer:

China Distance Education Holdings Limited

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

18th Floor, Xueyuan International Tower 1 Zhichun Road, Haidian District Beijing 100083, People’s Republic of China

Item 2	(a).	Name of Person Filing:

Artson Limited

Item 2	(b).	Address:

22F Hang Lung Centre 2-20 Paterson Street Causeway Bay, Hong Kong

Item 2	(c):	Citizenship:

British Virgin Islands

Item 2	(d).	Title of Class of Securities:

Ordinary Shares, US$0.0001 par value.

Item 2	(e).	CUSIP No.

16944W104

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act.

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act.

	(c)	☐ Insurance Company as defined in Section 3(a)(19) of the Act.

	(d)	☐ Investment Company registered under Section 8 of the Investment Company Act.

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E) of the Act;

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F) of the Act;

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G) of the Act;

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J) of the Act.

CUSIP NO. 16944W104	13G	Page 4 of 5 Pages

Item 4.	Ownership.

(a) Amount Beneficially Owned: 7,481,797 ordinary shares held by Artson Limited, a British Virgin Islands company with a correspondence address at 22nd Floor, Hang Lung Centre, 2-20 Paterson Street, Causeway Bay, Hong Kong and which is wholly-owned by Morningside Technology Investments Limited, a British Virgin Islands company, which in turn is ultimately wholly beneficially owned by a family trust established by Madam Chan Tan Ching Fen.

(b) Percent of Class: 5.29% (based upon 141,373,337 ordinary shares reported outstanding as of December 31, 2008 in the Form 6-K filed by China Distance Education Holdings Limited and filed with the Securities and Exchange Commission on February 17, 2009).

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

7,481,797 ordinary shares

(ii) shared power to vote or to direct the vote:

0 ordinary shares

(iii) sole power to dispose or to direct the disposition of:

7,481,797 ordinary shares

(iv) shared power to dispose or to direct the disposition of:

0 shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c) of the Act.

CUSIP NO. 16944W104	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2009

ARTSON LIMITED

By:	/s/ Raymond Long Sing TANG
Name:	Raymond Long Sing TANG
Title:	Director